Exhibit 99.1

Brookfield Asset Management Inc.

News Release

BROOKFIELD CLOSES $7 BILLION GLOBAL INFRASTRUCTURE FUND

Toronto & New York, October 30, 2013 – Brookfield Asset Management Inc. (“Brookfield”) (NYSE: BAM) (TSX: BAM.A) (Euronext: BAMA), announced today that it held the final close on Brookfield Infrastructure Fund II (the “Fund”) with equity commitments totaling US$7 billion, creating a global fund that will invest in infrastructure, with a focus on transportation, renewable power, utilities, and energy assets in North and South America, Europe and Australasia.

Commitments to the Fund exceeded the original US$5 billion fundraising target, reflecting strong investor demand. Investors in the Fund include a diverse group of institutional investors, including sovereign wealth funds, insurers, and public and private pension plans. The Fund has over 60 investors, half of which are first time investors in a Brookfield fund. Brookfield committed US$2.8 billion to the Fund, aligning its interests with those of its investors.

“We are pleased to launch this Fund at a time when we see strong opportunities to invest in high quality core infrastructure assets on an attractive risk-adjusted return basis,” said Sam Pollock, Senior Managing Partner and Chief Executive Officer of Brookfield’s Infrastructure Group. “We believe real assets such as infrastructure are an important and growing component of institutional portfolios, and we see significant potential for investments in all the regions where we operate.”

The Fund will own and operate long-life infrastructure assets that generate stable cash flows, require relatively minimal capital expenditures and, by virtue of high barriers to entry and other characteristics, tend to appreciate in value over time. Brookfield’s capital commitment to the Fund is expected to be funded through Brookfield Infrastructure Partners LP and Brookfield Renewable Energy Partners LP.

The Fund follows on the US$2.7 billion Brookfield Americas Infrastructure Fund LP, which closed in 2010.

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Brookfield Asset Management Inc. is a global alternative asset manager with over US$175 billion in assets under management. The company has over a 100-year history of owning and operating assets with a focus on property, renewable power, infrastructure and private equity. It has a range of public and private investment products and services, which leverage its expertise and experience and provide Brookfield with a competitive advantage in the markets where it operates. Brookfield is co-listed on the New York and Toronto stock exchanges under the symbol BAM and BAM.A, respectively, and on NYSE Euronext under the symbol BAMA

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For more information, please visit our web site at www.brookfield.com or contact:

Andrew Willis Communications and Media Tel: (416) 369-8236 Fax: (416) 363-2856 Email: andrew.willis@brookfield.com	Amar Dhotar Investor Relations Tel: (416) 359-8629 Fax: (416) 363-2856 Email: amar.dhotar@brookfield.com

Forward-Looking Statements:

This news release contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook of the company and its subsidiaries, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “believes,” “seeks,” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may,” “will,” “should,” “would” and “could.”

Forward-looking statements in this news release include statements with respect to the type and quality of the investments of the Fund. Although Brookfield Asset Management believes that their anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include: economic and financial conditions in the countries in which we do business; the behaviour of financial markets, including fluctuations in interest and exchange rates; availability of equity and debt financing; strategic actions including dispositions; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits; regulatory and political factors within the countries in which the company operates; acts of God, such as earthquakes and hurricanes; the possible impact of international conflicts and other developments including terrorist acts; and other risks and factors detailed from time to time in the company’s form 40-F filed with the Securities and Exchange Commission as well as other documents filed by the company with the securities regulators in Canada and the United States, including the company’s most recent Management’s Discussion and Analysis of Financial Results under the heading “Business Environment and Risks.”

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, the company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

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